UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Milestone Pharmaceuticals Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

59935V107

(CUSIP Number)

Peter Haahr

Novo Holdings A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 59935V107

1.	Name of Reporting Person: Novo Holdings A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 2,080,885
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 2,080,885
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,080,885
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 8.47% (1)
14.	Type of Reporting Person: CO
(1)

Based upon 24,559,470 of the Issuer’s Common Shares outstanding as of March 3, 2020 as reported in the Issuer’s annual report (Form 10-K) filed with the Securities and Exchange Commission (“SEC”) on March 6, 2020.

This amendment (“Amendment No. 3”), amends the Schedule 13D originally filed with the SEC on May 14, 2019, as subsequently amended by Amendment No. 1 filed on September 20, 2019 and Amendment No. 2 filed on November 27, 2019 (collectively, the “Schedule”), to report securities sold and associated change in the percentage of the Issuer’s Common Shares owned by the Reporting Person. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule is amended and replaced in its entirety as follows:

(a)    Novo Holdings A/S beneficially owns 2,080,885 Common Shares (the “Novo Shares”) representing approximately 8.47% of the Issuer’s outstanding Common Shares, based upon 24,559,470 of the Issuer’s Common Shares outstanding as of March 3, 2020 as reported in the Issuer’s annual report (Form 10-K) filed with the SEC on March 6, 2020.

(b)    Novo Holdings A/S is a Danish limited liability company wholly owned by the Novo Nordisk Foundation. Novo Holdings A/S, through its Board of Directors (the “Novo Board”), has the sole power to vote and dispose of the Novo Shares. The Novo Board may exercise voting and dispositive control over the Novo Shares with approval by a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the Novo Shares. Except as described in the Schedule regarding the Novo Board, neither the Foundation nor any person listed on Schedule I has the power to direct the vote as to, or the disposition of, the Novo Shares.

(c)    Novo Holdings A/S sold in broker transactions the following Issuer Common Shares at the following weighted average prices:

On February 26, 2020, 1,500 Common Shares at $20.00 per share;

On February 27, 2020, 235 Common Shares at $20.1277 per share;

On February 28, 2020, 24,610 Common Shares at $19.3177 per share;

On March 2, 2020, 7,456 Common Shares at $19.00 per share;

On March 3, 2020, 14,575 Common Shares at $18.0858 per share;

On March 4, 2020, 60,095 Common Shares at $18.6821 per share;

On March 5, 2020, 3,539 Common Shares at $18.2104 per share;

On March 6, 2020, 98,183 Common Shares at $19.7627 per share;

On March 9, 2020, 41,635 Common Shares at $20.0925 per share;

On March 10, 2020, 91,420 Common Shares at $19.9755 per share; and

On March 11, 2020, 10,337 Common Shares at $20.0536 per share.

Other than these transactions, Novo Holdings A/S has not effected any transactions in the Issuer’s Common Shares within the past 60 days and neither the Foundation nor any person listed on Schedule I has effected any transactions in the Issuer’s Common Shares within the past 60 days.

(d)    Novo Holdings A/S does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Novo Shares.

(e)    Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2020	Novo Holdings A/S

/s/ Peter Haahr
	By:	Peter Haahr
	Its:	Chief Financial Officer